UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change of Chief Financial Officer

China Technology Development Group Corporation (Nasdaq: CTDC; "CTDC" or "the
Company"), a provider of solar energy products and solutions in China, today announced the board has appointed Mr. Frederick Tang, who has been working with the Company as Vice President, as the Company’s new Chief Financial Officer to
replace Mr. Gary Leung who resigned for his personal reason, effective from
September 1, 2009, in accordance with the recommendation from the Company’s
Nominating Committee.

Prior to joining CTDC, Mr. Tang acted as Finance Director and Company Secretary in several reputable international corporations in Hong Kong, Shanghai and
Southeast Asian countries, including ecSolutions Corporation (Shanghai) Ltd,
Beauty Spark Engineering Limited. In addition, he had worked at Deloitte Touche
Tohmatsu (HK) for over 8 years, with extensive experience in auditing, taxation and training. Mr. Tang is a fellow member of Association of Chartered Certified
Accountants (“FCCA”) and an associate of Hong Kong Institute of Certified Public
Accountants (“CPA”). He received a Bachelors degree in Accounting and Finance from Brighton University, and a Masters degree in Financial Management from
University of London.

Mr. Tang, who brings to CTDC more than eighteen years of experience in corporate finance, merger and acquisition, fund raising and investor relations, will report directly to Mr. Alan Li, Chairman and CEO of the Company, and will be responsible for the overall financial management.

It was confirmed by Mr. Gary Leung that there were no disagreements between him and the Company on any matter relating to the Company’s operations, policies or practices which resulted in his resignation. Mr. Gary Leung will be acting as a business consultant to the Company in the coming months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: September 4, 2009	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release